Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On February 28, 2012

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Tuesday, February 28, 2012, at 11:00 a.m. (Israel time) for the following purposes:

1.	To elect seven members to the Board of Directors of the Company for the coming year.

2.	To appoint Mr. Amir Elstein as the Chairman of the Board of Directors.

3.	To extend the appointment of Mr. Ilan Flato for an additional three-year term as an external director.

4.
To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2012 and for the period commencing January 1, 2013 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

5.
To approve an increase in the number of the Company's authorized ordinary shares and authorized share capital to 1.4 billion Ordinary Shares NIS 1.00 per share, and to amend the Articles of Association of the Company to reflect such increase.

6.	To approve an increase in coverage under the Company’s directors’ and officers’ liability insurance policy.

7.	To grant 75,000 options to each of Nir Gilad and Yoav Doppelt, members of the Company’s Board of Directors under the 2011 Director Option Agreement.

8.	To receive the board and management's report on the business of the Company for the year ended December 31, 2011, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on January 20, 2012, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

By Order of the Board of Directors,

Amir Elstein
Chairman of the Board
January 15, 2012

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On February 28, 2012

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual General Meeting of Shareholders (the "Meeting") to be held on Tuesday, February 28, 2012, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on January 20, 2012.

As of December 31, 2011, we had outstanding 318,290,408 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about January 20, 2012. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. Other than as stated below with respect to Proposals 3, 6 and 7, if no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to March 6, 2012 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals 1, 2, 4, and 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

Proposals 3, and 7 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.  Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 3, and 7 (please see the definition of the term “Personal Interest” with respect to each of these proposals below under the description of such proposal). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 3,  and 7 their vote with respect to such proposal will be disqualified.

Pursuant to an exemption set forth in Regulations promulgated under the Israeli Companies Law, and as detailed further below under the description of such proposal, Proposal 6 to be presented at the Meeting requires the affirmative vote of the shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. In the event that, at the time of the Meeting such Proposal 6 will be ineligible for the abovementioned exemption (as described more fully below under such proposal), in addition to requiring the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, the approval of such proposal will also require that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 6 (please see the definition of the term “Personal Interest” with respect to the proposal below under the description of such proposal). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 6, and in the event the exemption shall not apply as stated above and under the description of the proposal, their vote with respect to such proposal will be disqualified in the event that the vote for such proposal is subject to the special majority as set forth in the Companies Law.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of December 31, 2011, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 318,290,408 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders' agreement pursuant to which they may be able to exercise limited control over certain matters requiring shareholder approval.

Identity of Person or Group	Percent of Class(1)		Percent of Class (Diluted)(2)
Israel Corporation Ltd.	42.31	%(3)	24.51%
Bank Leumi Le-Israel, B.M.	23.70	%(4)	10.86%
Bank Hapoalim, B.M.	24.74	%(5)	11.35%
Micron Technology, Inc	6.18	%(6)	2.16%

(1)
Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

(3)
Based on information provided by Israel Corporation Ltd, represents 14.3 million Ordinary Shares currently owned by Israel Corporation Ltd, 2.6 million Ordinary Shares issuable upon conversion of debentures, 206.1 million Ordinary Shares issuable upon conversion of capital notes and 0.08  million Ordinary Shares issuable upon the exercise of options.

(4)
Based on information provided by Bank Leumi Le-Israel, B.M, represents 0.3 million Ordinary Shares currently owned by Bank Leumi, 2.1 million Ordinary Shares issuable upon exercise of warrants and 96.4 million shares issuable upon conversion of capital notes.

(5)
Based on information provided by Bank Hapoalim, B.M  represents 4.3 million Ordinary Shares currently owned by Bank Hapoalim, 2.6 million Ordinary  Shares issuable upon exercise of warrants and 96.4 million Ordinary Shares issuable upon conversion of capital notes.

(6)	Based on information provided by Micron, represents 19.7 million shares currently owned by Micron.

Pursuant to a shareholders' agreement dated January 18, 2001, among Israel Corporation Ltd, SanDisk Corporation, and Macronix International Co., Ltd., under certain terms and conditions each of Israel Corporation Ltd, and Macronix is obligated, among other things, to vote or cause to be voted all of its respective shares for the election to the Board of Directors of nominees designated by each party, certain nominees recommended by the Board, the election of a designee of the Israel Corporation Ltd to serve as Chairman of the Board (unless agreed to otherwise), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company’s securities, other than the Company’s securities held directly by such party, nor that any such shareholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of nine members, seven of whom are elected to the Board of Directors until our next annual meeting and two of whom are External Directors who are appointed by our shareholders for fixed terms pursuant to the Israeli Companies Law. The Board of Directors has nominated the seven directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger also serves as Chairman of the Board of Directors of our wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc. and Jazz Semiconductor and a board member of TowerJazz Japan.   From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Amir Elstein was appointed as Chairman of the Board in January 2009 and as a member of the Stock Option and Compensation Committee since June 2009. Mr. Elstein serves as Chairman of the Board of Directors of Israel Corp. and as a member of the Board of Directors of Teva Pharmaceutical Industries Ltd.  Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Nir Gilad has served as a director since May 2007.  Mr. Gilad has served as Chief Executive Officer of Israel Corp. since June 2007.  He previously served as Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May 2007.  From 2004-2006, Mr. Gilad served as Vice-Chief Executive Officer of Migdal Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd.  In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the Treasury Office of the State of Israel.  Throughout the years, Mr. Gilad has been a member and chairman of several boards of directors.  Mr. Gilad holds a B.A. in economics and agricultural management in natural sciences from the Hebrew University of Jerusalem and an M.A. in business administration from Bar Ilan University.

Kalman Kaufman has served as a director and as a member of our Stock Option and Compensation Committee since May 2008 and as chairman since February 2011. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Sulfurcell, Berlin, Jordan Valley Semiconductors, Medasense and Invisia, and serves as a director in Optimal Test and Whitewater.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Dana Gross has served as an independent director since November 2008 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Dana is the CEO of Btendo, a developer of personal projection technologies and solutions and a Venture Partner at Carmel Ventures, a leading Israeli Venture Capital firm. From 2006 to 2008, Ms. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Ms. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Ms. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman is a director in several IT companies and serves as consultant to IT and telecom companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

Yoav Doppelt has served as a director since October 2011. Mr. Doppelt is the Chief Executive Officer of Ofer Investments Group. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the boards of directors of a number of companies, including Israel Corporation Ltd., Lumenis Ltd, Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd. and RayV Inc. and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. Mr. Doppelt has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion – Israel Institute of Technology and an MBA degree from Haifa University.

The Board of Directors will present the following resolution at the Meeting:

 "RESOLVED that Mr. Russell C. Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Yoav Doppelt are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected."

The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Russell C. Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Yoav Doppelt to serve as members of the Board of Directors of the Company.

PROPOSAL NO. 2

PROPOSAL TO REAPPOINT MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS

Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors nominated Mr. Amir Elstein to serve as the Chairman of the Board of Directors of the Company until the next annual meeting of the shareholders or until his successor is duly appointed.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed."

The reappointment of Mr. Amir Elstein as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting or until his successor shall be duly appointed.

PROPOSAL NO. 3

PROPOSAL TO EXTEND THE APPOINTMENT OF AN EXTERNAL DIRECTOR FOR
AN ADDITIONAL THREE-YEAR TERM

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if such person is a relative of a controlling shareholder or if the person or the person’s relative, partner, employer or any entity under the person’s control, (i) has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company, or relatives of such person or (ii) has any commercial or professional relationship, even if such is not regular and ongoing, with any such entity or person to whom an external director cannot have any affiliation, other than negligible ties. If a  company does not have a controlling shareholder or a shareholder who holds company shares entitling such shareholder to vote at least 25% of the votes in a shareholders meeting, then in addition to the above restrictions with respect to affiliation,  a person may not be appointed as an external director if such person or such person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors that are not controlling shareholders or their relatives are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for additional three-year periods. External directors generally may not be removed until they complete their three year term. However, in instances for which it may be necessary to remove an external director, the external directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Mr. Ilan Flato was appointed as an external director in April 2009 for a three-year term that expires in April 2012. Mr. Flato serves as the accounting and financial expert on our Audit Committee under the Israeli Companies Law and under applicable SEC rules. Set forth below is certain information concerning Mr. Ilan Flato:

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009.  Mr. Flato serves as a Senior Non-Executive Director of Emblaze Ltd. since April 2006. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 and 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to this position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University and an LL.M from Bar-Ilan University.

Mr. Ilan Flato has declared and confirmed that he has the requisite professional qualifications under the External Director Qualification Regulations and he qualifies as an independent director under NASDAQ marketplace Rules.

Upon his appointment, Mr. Ilan Flato will receive compensation in the form of annual fees and participation fees (per meeting) to the maximum extent permitted under the regulations promulgated under the Israeli Companies Law that govern the payment to external directors (Companies Law Regulations (Rules Regarding the Remuneration and Expenses of External Directors) – 2000 (the “Remuneration Regulations”) and Companies Law Regulations (Matters Which Are Not Deemed Affiliation – 2006 (the "Non-Affiliation Regulations"), as amended by regulations providing special concessions to dual-listed companies, and reimbursement for travel expenses in accordance with the Company's travel reimbursement policy for directors as permitted by the Remuneration Regulations.

In addition, Mr. Ilan Flato will receive a one-time grant of 150,000 Tenure Options under the 2007 Independent Directors Option Plan.  Said options shall vest over 3 years on a monthly basis until fully vested. The exercise price per option shall be the closing price of the Company’s Ordinary Shares on Nasdaq on the trading day immediately prior to April 1, 2012.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to elect Mr. Ilan Flato for an additional three-year term as an external director of the Company commencing April  1, 2012  and to serve until the end of such term or until his respective successor is duly elected, and, to grant him a one-time grant of 150,000 Tenure Options under the 2007 Independent Directors Option Plan.”

The election of Mr. Ilan Flato as an external director of the Company and approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Ilan Flato as an external director of the Company for an additional three-year term commencing April 1, 2012.

PROPOSAL NO. 4

PROPOSAL TO APPROVE THE APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2012 and for the period commencing January 1, 2013 and until the next annual shareholders' meeting. The Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall determine the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of its services.

A representative of Brightman Almagor & Co. will be invited to be present at the Meeting. In addition, the fees paid to Brightman Almagor & Co. for its year 2011 audit and non-audit services shall be reported to our shareholders at the Meeting upon request.

The Board of Directors will present the following resolution at the Meeting:

 "RESOLVED that the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2012 and for the period commencing January 1, 2013 and until the next annual shareholders' meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditor in accordance with the volume and nature of its services, is hereby approved."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to determine such auditor's remuneration.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2012 and for the period commencing January 1, 2013, and the authorization of the Audit Committee to determine such auditors' remuneration.

PROPOSAL NO. 5

PROPOSAL TO INCREASE THE NUMBER OF THE COMPANY'S AUTHORIZED
ORDINARY SHARES

To ensure the availability of a sufficient number of authorized shares for possible future issuances in connection with possible financing transactions or restructuring of Company debt and the conversion of convertible financial instruments to Ordinary Shares, the Board of Directors of the Company has approved the increase of the Company’s authorized share capital from 1.1 billion Ordinary Shares, NIS 1.00 per Ordinary Share, to 1.4 billion Ordinary Shares, NIS 1.00 per Ordinary Share.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED to increase the Company's authorized share capital to 1.4 billion Ordinary Shares and to amend the Company's Articles of Association to reflect such increase."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the increase in the Company's authorized share capital.

The Board of Directors recommends that the shareholders vote "FOR" the increase of the Company's authorized share capital to 1.4 billion Ordinary Shares.

PROPOSAL NO. 6

PROPOSAL TO APPROVE TO INCREASE COVERAGE UNDER THE COMPANY’S
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY

Under the Israeli Companies Law, a transaction entered into by the Company with one of its directors in respect of, inter alia, insurance on such director’s behalf, requires the approval by the Company’s Audit Committee, Board of Directors and shareholders, in such order.

The Company’s Audit Committee and Board of Directors approved the renewal by the Company of its directors’ and officers’ liability insurance policy for the benefit of its directors and officers, which includes the following principal terms:

•
Coverage of up to $65 million, of which $30 million will be for the benefit of both the Company and its directors and officers (“General Policy”), and $35 million will only be for the benefit of the Company’s directors and officers (“Side A Policy”), and a $10 million local policy in Japan for the benefit of both the Company and its directors and officers. The total coverage was increased from $45 million under the previous insurance policy, mainly due to (i) the acquisition of Micron’s Nishiwaki fab and establishment of business and activity under a new company in Japan, including increased number of beneficiaries to cover the new company’s respective directors and officers; and (ii) increased amount of bonds’ series and bond holders in TowerJazz over the last few years.

•	The Side A Policy provides coverage to the Company’s directors and officers in situations where coverage under the General Policy has been exhausted or is otherwise insufficient.

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In circumstances where payment is due to the Company and an insured director/officer under the General Policy, payment will first be made in full to such insured director/officer and the balance, if any, will be made to the Company.

•	Valid for a period of 18 months.

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Coverage under the renewed insurance policy includes the Company’s directors and officers as well as the directors and officers of the Company’s subsidiaries (including Jazz and its subsidiaries, TowerJazz Japan and other Company subsidiaries). The total annual cost is approximately $300,000, which represents no increase as compared to the Company’s cost paid last year due to successful cost reduction on the basic coverage through engagement of a new insurance broker and new insurance companies that are rated higher than our current insurers.

The Company will renew this policy on an annual basis, or otherwise from time to time. Any change to the policy, which materially departs from the key terms described above, including the cost, will be submitted to the Company’s Audit Committee and Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented to the General Meeting of the shareholders.

The Company's Audit Committee determined that with respect to the directors of the Company appointed by one of the Company’s major shareholders, The Israel Corporation, Ltd., the terms of such policies would not be deemed an extraordinary transaction.   Furthermore, the Company's Audit Committee and Board of Directors determined that with respect to the directors of the Company appointed by one of the Company’s major shareholders, The Israel Corporation, Ltd., that the terms of such policies are identical to the terms of the insurance coverage for all of the Company’s office holders, that such renewal is on market terms and that it is not likely to have a material effect on any of the Company’s profits, properties or commitments. Thus, in accordance with an exemption set forth in Regulations promulgated under the Israeli Companies Law – 1999 (the "Companies Law") and unless a request is made by a shareholder as described below, no special majority of the shareholders will be required to approve such renewal.

Any one or more of the Company’s shareholders, holding at least one percent of the Company’s outstanding share capital or its voting rights, may request that the renewal of the insurance with respect to directors of one of the Company’s major shareholders, The Israel Corporation, Ltd., be brought for approval of the special majority set forth in the Companies Law, by providing written notice to the Company at its offices Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, within fourteen days hereof. To the extent such request is received in a timely manner by the Company, the Company shall seek approval of such renewal in accordance with the general requirements of the Companies Law, which subject this proposal to approval of a special majority as noted below.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to increase coverage under the Company’s directors’ and officers’ liability insurance policy in accordance with the terms as described in the proxy statement circulated in connection with the Meeting.”

In accordance with an exemption set forth in Regulations promulgated under the Israeli Companies Law, the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the increase in liability insurance coverage of the Company’s directors and officers.

In the event that the abovementioned shareholder(s) (holding at least one percent of the Company’s outstanding share capital or its voting rights), oppose the granting of the aforesaid exemption and request that the renewal of the insurance with respect to directors of one of the Company’s major shareholders, The Israel Corporation, Ltd., be brought for approval of the special majority as set forth in the Companies Law; then, in addition to requiring the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, under the Israeli Companies Law, the approval of this proposal shall also require that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6,  as a condition for his or her vote to be counted with respect to this Proposal 6, in the event the exemption shall not apply as stated above. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, in the event the exemption shall not apply as stated above then his, her or its vote with respect to this Proposal 6 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding  a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors recommends that the shareholders vote “FOR” the increase of coverage under the Company’s directors’ and officers’ liability insurance policy.

PROPOSAL NO. 7

PROPOSAL TO GRANT OPTIONS TO OUR MEMBERS OF THE COMPANY’S
BOARD OF DIRECTORS .

Further to the one-time grant of 75,000 options that were approved to be granted to the Company’s independent directors by the shareholders in August 2011, the Audit Committee and Board approved a one-time grant of 75,000 options to each of the following directors, Nir Gilad and Yoav Doppelt, subject to shareholders’ approval.  These options shall vest over 3 years on a monthly basis following the date of approval by the shareholders.  The exercise price per option shall be US$ 1.04 per share, which is the closing price of the Company’s Ordinary Shares on NASDAQ on the trading day immediately prior to the date the options grant was approved by the board of directors.

Said options are granted to Mr. Nir Gilad and Mr. Yoav Doppelt under the 2011 Director Option Agreement and may be exercised for a period of ten years from the date the options first became exercisable.  Upon resignation or removal from the board of directors (other than for cause) or failure to be reelected by the shareholders of the Company: (i) any vested option will expire 2 years from such date; and (ii) any unvested options shall immediately expire. Upon removal from the board of directors for cause, all vested and unvested options shall immediately expire.

Tax consequences in any jurisdiction arising from the grant or exercise of the options shall be borne solely by the relevant director.

The Company has been advised by each of Mr.  Gilad and Mr. Doppelt that, pursuant to agreements they have with their respective employers, they are required to transfer  the options they will receive under the aforesaid grant to one of the Company’s major shareholders, The Israel Corporation Ltd.

Under Israeli law, the terms of service of members of the Board of Directors of the Company require the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to approve the grant of 75,000 options to each of Nir Gilad and Yoav Doppelt as described in the proxy statement circulated in connection with the Meeting.”

The approval of Proposal 7 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.  Furthermore, in light of the transfer the options to The Israel Corporation Ltd.,  the approval of this proposal also requires under the Israeli Companies Law, that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding  a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors recommends that the shareholders vote “FOR” the grant of 75,000 options to each of Nir Gilad and Yoav Doppelt, members of the Company’s  Board of Directors, under the 2011 Director Option Agreement.

REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
 DECEMBER 31, 2011 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2011 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained from the Company's website at www.towerjazz.com under "Investor Relations". Copies will also be mailed to shareholders upon request sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Annual General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors,

Amir Elstein
Chairman of the Board
Migdal Haemek, Israel
January 15, 2012